Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 19, 2020

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Chelsea Worldwide Inc. Registration Statement on Form S-4 Filed September 10, 2020 File No. 333-248703

Dear SEC Officers:

On behalf of our client, Chelsea Worldwide Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 9, 2019 (the “Staff’s Letter”) regarding the Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-4, filed September 10, 2020

Cover Page

1.	Please amend to register the PubCo Common Stock subject to the earn-out arrangements, or advise.

Response: The disclosure on the Cover Page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

2.	Please revise the disclosure in the final Q&A on page vii to identify, and if applicable, quantify all incentives and compensation to the Sponsor for consummating the merger.

Response: The disclosure on page vii of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page 1

3.	Please revise the disclosure to describe the voting power of Clene’s common stock and preferred stock.

Response: The disclosure on page 2 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

4.	Please provide additional quantitative detail on page 3 concerning the breakdown of the amounts of TOTA Ordinary Shares, TOTA Warrants and TOTA Rights outstanding and that will exist in the form of PubCo Common Stock and PubCo Warrants upon consummation of the Business Combination, and the amount of Clene common and preferred stock outstanding. Include a description of the Clene common and preferred stock exchange mechanics, which first appear in the notes to the pro forma financials on page 175. Ensure that the revised disclosure allows an investor to understand the underlying share amounts for the percentages shown in the graphic on page 5.

Response: The disclosure on pages 2 and 3 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

5.	We note your references to Clene’s product candidates as “first-in-class” on page 2 and throughout the registration statement. This term suggests that Clene’s product candidates are effective and likely to be approved. Accordingly, please revise to balance these statements and provide context concerning the development and regulatory status of your product candidates and uncertainties concerning approval and whether it will be first in class in the future. Alternatively, please revise to delete these references throughout your registration statement.

Response: The disclosure on pages 2, 107, 125, 126, and 151 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

6.	Please reconcile the statement on page 7 that requests for redemption may be withdrawn “at any time up to two business days immediately preceding the Extraordinary General Meeting” with the statement on page 58 that requests for redemption may be withdrawn “at any time up to the business day immediately preceding the consummation of the proposed Business Combination.”

Response: The disclosure on pages 7 and 59 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

7.	Please disclose on page 7 and elsewhere that the Business Combination requires consent of the holders of a majority of shares of each of Series B, Series C and Series D preferred stock, including the Series D lead investor, which is currently only mentioned in the “Questions and Answers about the Business Combination, the Extraordinary General Meeting and the Consent Solicitation” section. Also, revise to identify the Lead Investor.

Response: The disclosure on pages 8 and 86 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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8.	You state that Tottenham’s initial shareholders have agreed to vote in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, and intend to vote for the other Proposals but there is no agreement in place with respect to voting on the other Proposals. Please state the type of agreement entered into with the initial shareholders and file such exhibit pursuant to Item 601 of Regulation S-K.

Response: The disclosure on page 7 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. The related letter agreements are filed as Exhibit 10.1 to Amended Registration Statement.

Comparative Per Share Information, page 13

9.	Please remove the dollar sign in note 6 to improve clarity of the nature of the exchange ratio.

Response: The disclosure on page 15 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors

Risks Relating to PubCo, page 52

10.	Please include risk factor disclosure detailing the risks involved with the provisions of your proposed charter noted on pages 61-62, including, for instance, having a classified board, prohibiting shareholders from calling special meetings and requiring more than a majority vote for certain actions.

Response: The disclosure on page 53 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Proposal No. 1 The Reincorporation Merger Proposal, page 60

11.	Please revise your disclosure on page 62 to reflect the provisions in the proposed charter included as Annex B. In this regard, the disclosure on page 62 implies that the requirements of the Securities Act and Exchange Act apply to claims arising under the Securities Act and the Exchange Act. However, in Annex B it appears that claims arising under the Securities Act and the Exchange Act must be brought in a US federal court, even though Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims arising under the Securities Act.

Response: The disclosure on page 66 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

12.	Please revise the disclosure to provide an explanation of any material differences between the rights of Tottenham’s shareholders and the rights of PubCo’s shareholders. Also refer to Rule 14a-4(a)(3) and identify clearly and impartially each separate matter intended to be acted upon. For instance, and without limitation, we note that the reincorporated PubCo entity has a classified board of directors which is not the case for Tottenham. For additional guidance, please refer to the interpretations available at: https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a- 4a3.htm.

Response: The disclosure on pages 62-66 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Proposal No. 2 The Acquisition Merger Proposal, page 63

13.	Please revise the disclosure to briefly describe the non-solicitation requirements of Section 7.3 of the Merger Agreement.

Response: The disclosure on page 68 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

14.	In your discussions of the Tottenham earn-out shares, please reconcile the reference to the Sponsor receiving earn-out shares and the initial shareholders receiving earn-out shares. See for example pages 63 (which references Milestone 1 Sponsor Earn-out Shares) and 176, referencing the Sponsor, and pages 4 and Annex A-15, referencing the initial shareholders. In general, please be sure to distinguish between the initial shareholders and the Sponsor where appropriate.

Response: The disclosure throughout the Amended Registration Statement has been revised in accordance with the Staff’s comment.

15.	Please revise the disclosure on page 65 and elsewhere as appropriate to briefly describe the COVID-19 implications reflected in the Merger Agreement. Please also disclose that the closing conditions under the Merger Agreement include requirements that (i) Tottenham remain listed on Nasdaq and not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail, to meet the Nasdaq listing requirements and (ii) the additional listing application for the closing payment shares issued to Clene’s stockholders is approved by Nasdaq.

Response: The disclosure on pages 69 and 70 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

16.	Please revise the disclosure to provide more detail about the lock-up agreements and registration rights agreements. For instance, with respect to the lock-up agreements, please include the time limit from page 206, state the number of shares the lockup agreements are expected to cover and provide a brief overview of the exceptions. With respect to the registration rights agreements, include the number of shares covered by the registration rights.

Response: The disclosure on pages 6, 71, 72, and 214 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

17.	Please revise the disclosure to explain whether Clene’s collective fair market value satisfies the 80% test.

Response: The disclosure on pages 10, 49 and 73 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Material U.S. Federal Income Tax Consequences of the Business Combination, page 87

18.	Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19. Also revise, as applicable, to discuss whether there is uncertainty concerning U.S. federal income tax consequences stemming from uncertainty regarding whether the Reincorporation Merger will qualify as a reorganization.

Response: The disclosure on pages xiii, 53, 54, 94, 96, and 104 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. The tax opinion has been added to the Amended Registration Statement as Exhibit 8.1 in accordance with the Staff’s comment.

Business of Clene, page 100

19.	On page 102 you state “A Phase 1 First-In-Human study demonstrated the safety and tolerability of CNM-Au8 in healthy human volunteers.” You also state on page 11, with respect to your Phase 1 trial of CNM-Au8, “All doses used in this study were determined to be safe and well-tolerated” and on page 121: “Administration of the dietary supplement was therefore found to be safe and well-tolerated over the 7-day dosing period.” Please revise these and all similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

Response: The disclosure on pages 109, 118 and 129 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

20.	Please shorten the length of the arrows for the clinical studies that are not yet completed in the pipeline table on page 103. For instance, each of the Phase 2 arrows for CNM-AU8 needs to be shortened, as well as the arrow for CNM-PtAu7 given disclosure on page 123 indicates this is in the research stage, and the arrow for CNM-AgZn17 given the disclosure on page 123 indicates this is still ongoing preclinical trials. Please tell us why you feel it is appropriate to include the Expanded Access Program in the table, and how you determined the arrow should show the Expanded Access Program as a Phase 2 study. Please also clarify the disclosure regarding whether the COVID-19 clinical studies have begun, and if they have not begun please clarify this in the pipeline table.

Response: In response to the Staff’s comment, the Company has revised the table on page 110 of the amended registration statement.

An expanded access program (“EAP”) provides additional safety data for Food and Drug Administration (FDA) review upon a New Drug Application (NDA) submission, and specifically for orphan disorders, such as amyotrophic lateral sclerosis (“ALS”), may be considered as part of the safety data package which in general requires safety data in treated patients for up to one-year in at least 100 patients (Guidance for Industry: Providing Clinical Evidence of Effectiveness for Human Drug and Biological Products). Accordingly, the Company submits this study is an important inclusion to the overall clinical program for the treatment of ALS as it will be a material part of the submission to the FDA for an NDA approval. Importantly, the EAP would not accurately be described as a Phase 1 study, since it is conducted in ALS patients and collects safety data across all study participants per protocol, including standard clinical laboratory monitoring, adverse events, serious adverse events, pulmonary function, and disease relevant progression. Therefore, we considered the EAP as analogous to a Phase 2 open-label safety study since it collects safety data per FDA guidance regarding the conduct of clinical trials.

Additional timeline information has been included in the respective descriptions of the COVID-19 studies.

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21.	In the discussion of market potential on page 106, please revise to provide support for the statement that receipt of regulatory approval “would result in significant commercial sales potentially exceeding billions of dollars annually.” Include, as applicable, a discussion of the number of people affected by the diseases targeted by Clene’s product candidates that are in clinical trials and the importance of any limiting factors, such as adequate coverage and reimbursement rates from governmental healthcare programs and commercial payors.

Response: The referenced disclosure has been deleted from the Amended Registration Statement in accordance with the Staff’s comment.

22.	Please provide p-values for the graphics in Figure 4 on page 108 and Figure 5 on page 109. We note that Figures 4E and 4F and Figures 5C and 5D have asterisks that, based on the asterisk in Figure 6, indicate p-values were meant to be included. Please provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance. Please also increase the size of the graphics in Figure 5 on page 109 so they are legible.

Response: The disclosure on page 116 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

23.	Please further describe the in vivo studies for MS mentioned at the top of page 113.

Response: The disclosure on page 120 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

24.	On page 114 you state “Once again, these data demonstrated consistent, clinically relevant improvements in LCLA, SDMT, 9HPT, and T25FW in the population as a whole.” Please revise the disclosure to explain why you believe this data is significant given it includes participants taking the placebo and such participants are improving without taking the medication. Please also explain the meaning of low contrast letter acuity (“LCLA”).

Response: The disclosure on page 122 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

25.	Please revise the disclosure to state the amount of the fee Clene will pay in connection with the Healey-ALS Platform Trial, mentioned on page 120, to the extent material, and file the agreement with the Sean M. Healey & AMG Center for ALS at Massachusetts General Hospital pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe it is not required to be filed.

Response: In response to the Staff’s comment, the Company has filed the clinical research support agreement as Exhibit 10.17 of the amended registration statement. The Company respectfully advises the Staff that it does not believe that the amount of the fee Clene will pay to the Healey Center in connection with the Healey-ALS Platform Trial is material to investors. Further, disclosure of the amount of the fee would not be appropriate as such information is confidential under the agreement. This information is sensitive to the Healey Center given that there are other industry partners participating in the platform who are required to pay different fee amounts. Should Clene reveal this confidential information there is substantial risk that Clene’s reputation would be harmed and that Clene would not be invited to participate in the open-label extension phase of the clinical study. This would impair Clene’s ability to file an NDA for the ALS indication with the FDA due to lack of long-term data.

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26.	Please revise page 120 to briefly explain what an Expanded Access Program is and why it is significant, including the requirements for achieving this designation and its impact on Clene’s clinical development.

Response: The disclosure on page 128 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

27.	Please provide additional detail in support of the statement on page 121 that “[i]n nonclinical studies, CNM-ZnAg demonstrated significant anti-viral activity against three different viral pathogens…and numerous bacterial, fungal and parasitic pathogens.” Please also provide the number of participants in the seven-day human tolerability study for CNM-ZnAg mentioned on page 121.

Response: The referenced disclosure has been deleted from the Amended Registration Statement in accordance with the Staff’s comment.

28.	In the description of the industrial food processing facility study, please revise to clarify whether any of the employees continued to work after treatment initiation. Please also explain why you believe symptoms decreased rapidly and showed a marked improvement in global impression of change for those that reported symptoms, given it appears that less than 50% ever reported feeling any better. Given this is an uncontrolled study, please discuss, if known, how long it takes for symptoms to resolve or for a person infected with COVID-19 to test negative.

Response: The disclosure on page 130 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

29.	On page 124 you mention certain collaborations with Johns Hopkins University, Cambridge University, Northwestern University, the George Washington University and the University of Edinburgh. Please revise to describe these arrangements and tell us why you did not file any agreements concerning these arrangements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that while these agreements supported the pharmacological investigation of CNM-Au8 in remyelination models, they were standard fee for service agreements entered into by Clene in the ordinary course of its business with all IP rights maintained by Clene. The agreements themselves are not material to Clene in that Clene is not substantially dependent upon the services provided by these institutions and the specific terms of the agreements are not material to investors.

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30.	Please file the license and exclusive supply agreement with 4Life Research LLC as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. We note, in that respect, that you state you have not licensed your technology or CSN therapeutics to any other parties other than 4Life, and that 4Life is a related party. Please revise the disclosure on page 126 to describe the term of the agreement, the number of years from the first commercial sale that royalties are payable and the termination grounds.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 135 of the amended registration statement and filed the license and supply agreements as Exhibits 10.14 and 10.15 thereto.

31.	Please specify the product candidates or technologies to which your patents relate and the expiration dates on page 127.

Response: The disclosure on pages 136 and 137 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

32.	Please tell us why you believe that the lease for your Maryland facility is not required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the lease agreement as Exhibit 10.16 of the amended registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Clene, page 142

33.	Please expand your disclosure in the Business of Clene section to disclose more information regarding the material terms of the grants mentioned on page 143, such as any conditions on funding, obligations under the grants, and the intellectual property rights of each party. Please file as exhibits any material written agreements with the entity that awarded grants pursuant to Item 601(b)(10) of Regulation S-K or tell us why such agreements are not required to be filed.

Response: In response to the Staff’s comment, the Company has added disclosure on page 128, 133-134 of the amended registration statement. The Company is the of the view that while the grants that Clene has received are prestigious and demonstrate its support within the medical community, Clene’s business and operations would continue without such grants and thus grants are immaterial to Clene.

34.	Please revise your COVID-19 disclosure to specifically state any material impacts COVID-19 has had on your business. You state there have not been any material impacts but on page 116 imply you were forced to pause you REPAIR-PD trial, and on page 151 you disclose that you took out a PPP loan under the CARES Act.

Response: The disclosure on page 152 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Tottenham’s Business, page 158

35.	We note your disclosure on page 139 concerning the lack of litigation involving Clene. Please revise to also include compliance and legal proceedings disclosure concerning Tottenham.

Response: The disclosure on page 169 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 175

36.	Please revise the two instances of “$0.1320” on page 175 to remove the dollar signs to improve clarity.

Response: The disclosure on page 182 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

37.	Please provide a calculation of the estimated Exchange Ratio of 0.1320, including the calculation of Closing Payment Shares. Also clarify why you expect the Closing Price per Share in the calculation to be $10.

Response: The disclosure on page 184 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Directors, Executive Officers, Executive Compensation and Corporate Governance of Clene, page 183

38.	For each director, please revise the disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e)(1) of Regulation S-K.

Response: The disclosure on pages 201-203 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

39.	With respect to the Summary Compensation table on page 187, please add the footnotes required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K, or advise. Additionally, with respect to the Outstanding Equity Awards table on page 187, please add the footnotes required by Instruction 2 to Item 402(p)(2) of Regulation S-K. With respect to the Director Compensation table, for each director, please disclose by footnote the information required by the Instruction to Item 402(r)(2)(iii) and (iv) and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K (as the latter is required by the Instruction to Item 402(r) of Regulation S-K).

Response: The disclosure on pages 194-195 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

PubCo’s Directors and Executive Officers after the Business Combination, page 194

40.	Please state which of PubCo’s directors will be considered independent and which members of the compensation committee and nominating and corporate governance committee will be considered independent.

Response: The disclosure on page 201 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 199

41.	Please clarify the header on page 199 to state, if true, that the table and accompanying description represents ownership of Tottenham.

Response: The disclosure on page 208 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

42.	Please provide the beneficial ownership disclosure of Clene. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response: The disclosure on page 209 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Security Ownership of the Combined Company after the Business Combination, page 201

43.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by AK Holdings Company, LC on page 203. Refer to Item 403 of Regulation S-K required by Item 6 of Schedule 14A.

Response: The disclosure on page 2011 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Exhibit Index, page II-4

44.	Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your Merger Agreement. Refer to Item 601(b)(2) of Regulation S-K.

Response: The disclosure of Annex A to the Amended Registration Statement has been revised in accordance with the Staff’s comment.

General

45.	Please include a form of proxy card marked as “preliminary” in your next amendment.

Response: The form of preliminary proxy card has been added to the Amended Registration Statement as Exhibit 99.9 in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner